Exhibit 99.1

Cool Company Ltd.: 2023 AGM Results Notification

HAMILTON, Bermuda--(BUSINESS WIRE)--November 29, 2023--Cool Company Ltd. (NYSE: CLCO / CLCO.OL) (“CoolCo” or the “Company”) advises that the 2023 Annual General Meeting of the Company was held on Wednesday, November 29, 2023 at 10:00 AST at the Registered Office of the Company, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

The Meeting was presented with the audited consolidated financial statements for the year ended December 31, 2022 which were included in the Annual Report on Form 20-F.

The following resolutions were passed:

  To approve amended and restated Bye-laws being adopted as the new Bye-laws of the Company in substitution and replacement for the existing Bye-laws.
  Subject to the adoption of the new Bye-laws, to set the maximum number of Directors to be not more than nine.
  To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit.
  To re-elect Mr. Cyril Ducau as a Director of the Company.
  To re-elect Mr. Peter Anker as a Director of the Company.
  To re-elect Mr. Antoine Bonnier as a Director of the Company.
  To re-elect Mr. Neil J. Glass as a Director of the Company.
  To elect Mr. Sami Iskander as a Director of the Company.
  To elect Ms. Joanna Zhou as a Director of the Company.
  To elect Mr. Richard Tyrrell as a Director of the Company.
  To re-appoint Ernst & Young Global Limited, UK as auditors and to authorize the Directors to determine their remuneration.
  To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$600,000 for the year ending December 31, 2023.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

Contacts

Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com